Exhibit 99.1

FOR IMMEDIATE RELEASE

Surna Reports Q2 2017 Results

August 14, 2017 – Boulder, Colorado – Surna, Inc., a manufacturer of a proprietary line of application-specific lighting, environmental control and air sanitation systems for state-regulated cannabis cultivation facilities as well as traditional indoor agricultural facilities (OTCQB: SRNA), announced today operating and financial results for the three and six months ended June 30, 2017. We will not be hosting a conference call following the release of our financial results.

Results of Operations

Revenue for the three months ended June 30, 2017 was $1,742,000 compared to $1,891,000 for the three months ended June 30, 2016, a decline of $149,000, or 8%.

The decline in revenue is mainly attributable to our previously announced current sales contracts, which were not in place as of June 30, 2016 and are obtained at an earlier stage in the customers’ process. While this will increase our backlog, revenue recognition for the equipment portions of the contracts is delayed in many cases as customers still must complete permitting or preparation of their sites before they can install our equipment. The decline in revenue was also due to the continued uncertainty of the cannabis industry following the new Trump Administration’s announcement of its opposition to legalized cannabis, which we believe may be delaying new cannabis cultivation facility projects by potential customers.

Cost of revenue decreased by 16% from $1,579,000 for three months ended June 30, 2016 to $1,329,000 for the three months ended June 30, 2017.

The gross margin increased by seven percentage points from 17% for three months ended June 30, 2016 to 24% for the three months ended June 30, 2017.

The fixed cost component represents engineering, manufacturing and project management salaries and benefits, which totaled $273,000, or 16% of total revenue, for the three months ended June 30, 2017 as compared to $240,000, or 13% of total revenue, for three months ended June 30, 2016.

The variable cost component represents our cost of equipment, outside engineering costs, shipping and handling, travel and warranty costs, which was $1,054,000, or 61% of total revenue, in the three months ended June 30, 2017 as compared to $1,339,000, or 71% of total revenue, in the three months ended June 30, 2016. The second quarter costs were higher due to a warranty charge of $455,000 to replace a customer’s system. Additionally, we increased our allowance for slow moving and obsolete inventory by $208,000 for specifically-built inventory sold to a customer, who would not accept delivery.

Our standard controlled environment agriculture project consists of small chillers, fan-coils, and dehumidifiers, the major equipment items which we manufacture. Other required equipment items typically consist of large chillers, pumps, air separators and expansion tanks, which we purchase from outside vendors. We believe our core competency is to provide integration services for these equipment items delivering a fully engineered, turn-key, single-source solution to our customers.

This integrated solution can create gross profit margin fluctuations depending on project design and the mix between our proprietary equipment, which typically generates a higher gross profit margin, and the equipment manufactured by outside vendors, which has a lower gross profit margin. Further, quarterly fluctuations in gross profit margins can occur based on the timing of a project’s needs for our manufactured equipment versus third party manufactured equipment.

Operating expenses increased by 163% from $612,000 for three months ended June 30, 2016 to $1,610,000 for three months ended June 30, 2017.

The most significant component of our increased operating expenses in the three months ended June 30, 2017 were selling, general and administrative expenses (“SG&A expenses”). SG&A expenses increased by $845,000, or 184%, from $459,000 for the three months ended June 30, 2016 to $1,304,000 for three months ended June 30, 2017. The increase in SG&A expenses for the three months ended June 30, 2017 is due primarily to the following: (i) $474,000 in additional compensation to our independent directors (comprised of $249,000 for equity retention awards for new directors, $18,000 in cash retainer fees, and $207,000 for equity awards to a former director), (ii) $92,000 for additional sales personnel, (iii) an increase in travel cost of $40,000, (iv) increased professional fees of $134,000, (v) an increase of $65,000 for a one-time cash and equity-based payment to an investment banking firm, and (vi) an increase of $40,000 for other related costs.

Marketing expenses increased by $150,000, from $59,000 in the three months ended June 30, 2016 to $210,000 for the three months ended June 30, 2017, an increase of 254%. We have invested in re-branding the Surna name, including the redevelopment of our website and marketing materials. We have also increased our presence at industry trade shows and events.

Overall, we realized a net loss of $1,073,000 for three months ended June 30, 2017 as compared to a net loss of $704,000 for three months ended June 30, 2016, an increase of $369,000, or 52%.

Regulatory Changes are Leading Indicator for New Facility Construction

The demand for our products and services is primarily based on the new construction of cannabis cultivation facilities in certain states in the U.S. and Canada.

Recent and anticipated regulatory changes involving medicinal and/or recreational cannabis use in various jurisdictions, such as California, tends to be a leading indicator for the granting of licenses for new facility construction. As more new cultivation facilities become licensed, we in turn have more opportunities to sell our systems.

For 2017, we are focused on new facility construction in California, where recreational cannabis use was approved in November 2016, and in Canada, where federal legalization legislation has been introduced and recreational cannabis use appears to be gaining support.

Contract Milestones and Revenue Model

While our typical project sales contract is non-cancellable, there are risks that we may not realize the full contract value in a timely manner, or at all. Completion of a sales contract is dependent upon our customers’ ability to secure, license and build their growing facility and take possession of the equipment. In order to address these risks, we have three key milestones built into our contracts.

●	First, we provide our customer with engineering plans for which we require an upfront deposit before we begin our services. In many cases, the engineering phase is done as part of the license application or building permit process, and which represents on average approximately 10% of the total contract value, and takes approximately four to six weeks to complete. We previously required a larger initial deposit that covered engineering and initial equipment items. However, beginning in early 2017, we began offering our customers a lower initial deposit for engineering services only. Our strategy is to lock in the sales contract and commence the engineering portion of the project earlier, which is important for a number of reasons: (i) we can assist our customers with their engineering and design plans as part of their licensing application process, (ii) we are better positioned to lock in our technology for the project at an earlier stage, and (iii) we are able to help reduce a customer’s time to market.

●	Second, upon completion of the engineering phase, it may take our customer on average five months to complete the facility build-out, with possible delays due to financing or other aspects which are beyond our control. Customer delays in obtaining financing and completing facility build-out make the timing of completion of our sales contract unpredictable. For our protection, before we begin manufacturing our proprietary equipment items, we require an upfront deposit that brings the total to approximately 50% of the contract value.

●	And third, the last phase of our contract involves procurement and drop-ship delivery of third party manufactured equipment items and commissioning of the system after installation, performed by third parties, is completed. We undertake this step only upon payment of the third and final deposit of the remaining 50% of the contract value.

Sales Contract Backlog

As of June 30, 2017, we have executed sales contracts with a total unearned contract value of approximately $3,933,000 (“Q2 2017 backlog”), an increase of approximately $143,000 over our Q1 2017 backlog. Of the total Q2 2017 backlog, approximately $2,012,000 was attributable to sales contracts executed during the three months ended June 30, 2017 and the remaining $1,921,000 is attributed to prior quarters.

About 30% of our Q2 2017 backlog (down from 78% in Q1 2017) is attributable to projects for which we have not received a further deposit on our proprietary equipment and, as a result, there are potential risks of project cancellation or delays. In April 2017, we entered into a sales contract with a value of $1,300,000. This project is currently in the engineering phase. Further, a substantial portion of our Q2 2017 backlog is not expected to be recognized as revenue until the fourth quarter of 2017 or the first half of 2018.

In an effort to increase our bookings and grow our revenue, we have (i) recently hired a new director of sales and business development, (ii) are in the process upgrading our lead generation and business development system, (iii) upgrading our technology platform, (iv) overhauling our project management processes, (v) hiring more experienced sales personnel, and (vi) implementing improved management information systems to increase sales pipeline visibility and associated accountability for each salesman.

Balance Sheet; Capital Requirements

We had a deficit in working capital (current liabilities in excess of current assets) of $778,000 as of June 30, 2017 as compared to a working capital deficit of $2,860,000 as of December 31, 2016. This change in working capital is primarily related to the $2,685,000 we raised in a private placement of our common stock and attached warrants and the conversion, to common stock, of the convertible promissory notes and related interest payable during the six months ended June 30, 2017.

Management has determined our June 30, 2017 cash balance of $1,353,000 and cash flow from operations will not be sufficient to fund our operations over the next 12 months. Based on management’s estimate for our operational cash requirements and assuming we will not have to make payments for the promissory notes in the principal amount of $537,500 which were issued in February 2017 and mature in November 2017 (see “Other Developments” below), we may require additional capital as early as the fourth quarter of 2017.

If we are unable to generate sufficient cash flow from operations, make adjustments to our payment arrangements or raise sufficient additional capital through future debt and equity financings or strategic and collaborative ventures with potential partners, we will likely have to reduce the size and scope of our operations. Our officers and shareholders have not made any written or oral agreement to provide us additional financing. There can be no assurance that we will be able to continue to raise capital on terms and conditions that are deemed acceptable to us, or at all.

Other Developments

On August 8, 2017, we executed an amendment (the “Amendment”) with both holders of our outstanding promissory notes, each in the original principal amount of $268,750. The Amendment provides for each of the holders notes to convert its principal into 2,800,000 shares, or 5,600,000 shares in the aggregate, of the Company’s common stock, at a price per share of approximately $0.096. In connection with this Amendment, the holders are also each willing to surrender to the Company the portion of the promissory notes representing the accrued interest as the consideration for this Amendment, which approximates $16,900 in total. The closing of the transactions contemplated by the Amendment is expected to occur on or about August 15, 2017. Following this conversion, the Company will have no debt outstanding.

About Surna, Inc.

Surna Inc. ( www.surna.com ) develops innovative technologies and products that monitor, control and or address the energy and resource intensive nature of indoor cannabis cultivation. Currently, our revenue stream is based on our main product offerings – supplying industrial technology and products to commercial indoor cannabis grow facilities.

Headquartered in Boulder, Colorado, our diverse engineering team is tasked with creating novel energy and resource efficient solutions, including our signature water-cooled climate control platform. Our engineers continuously seek to create technology that solves the highly specific demands of the cannabis industry for temperature, humidity, light and process control.

Our goal is to provide intelligent solutions to improve the quality, the control and the overall yield and efficiency of controlled environment agriculture. Though our customers do, we neither produce nor sell cannabis.

Forward Looking Statements

This press release may contain statements of a forward-looking nature relating to future events. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. These statements reflect Surna’s current beliefs, and a number of important factors could cause actual results to differ materially from those expressed in this press release, including the factors set forth in “Risk Factors” set forth in Surna’s Form 10-K and Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and subsequent filings with the SEC. Please refer to Surna’s SEC filings for a more detailed discussion of the risks and uncertainties associated with its business, including but not limited to the risks and uncertainties associated with Surna’s ability to monetize service components, Surna’s support of premium prices for existing products, commercialization of research and development efforts and continued expansion of legal cannabis markets. Other risks and uncertainties include, among others, risks related to new products, services, and technologies, government regulation and taxation, and fraud. In addition, the current global economic climate amplifies many of these risks. Except as required by the federal securities laws, Surna undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. The reference to Surna’s website has been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

Statement about Cannabis Markets

The use, possession, cultivation, and distribution of cannabis is prohibited by federal law. This includes medical and recreational cannabis. Although certain states have legalized medical and recreational cannabis, companies and individuals involved in the sector are still at risk of being prosecuted by federal authorities. Further, the landscape in the cannabis industry changes rapidly. What was the law last week is not the law today and what is the law today may not be the law next week. This means that at any time the city, county, or state where cannabis is permitted can change the current laws and/or the federal government can supersede those laws and take prosecutorial action. Given the uncertain legal nature of the cannabis industry, it is imperative that investors understand that the cannabis industry is a high-risk investment. A change in the current laws or enforcement policy can negatively affect the status and operation of our business, require additional fees, stricter operational guidelines and unanticipated shut-downs.

Surna Marketing

Jamie English
Marketing Manager
jamie.english@surna.com
(303) 993-5271

Surna Inc.

Condensed Consolidated Balance Sheet

	June 30, 2017	December 31, 2016
	Unaudited
ASSETS
Current Assets
Cash and cash equivalents	$1,353,072	$319,546
Accounts receivable (net of allowance for doubtful accounts of $91,000 and $91,000 respectively)	170,802	47,166
Notes receivable	-	157,218
Inventory, net	583,593	747,905
Prepaid expenses	150,465	84,976
Total Current Assets	2,257,932	1,356,811

Noncurrent Assets
Property and equipment, net	78,733	93,565
Intangible assets, net	684,498	667,445
Total Noncurrent Assets	763,231	761,010

TOTAL ASSETS	$3,021,163	$2,117,821

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current Liabilities
Accounts payable and accrued liabilities	$1,543,048	$1,337,853
Deferred revenue	696,881	1,421,344
Notes Payable, net	500,835	-
Amounts due shareholders	36,205	57,398
Convertible promissory notes, net	-	761,440
Convertible accrued interest	-	161,031
Derivative liability on warrants	259,099	477,814
Total Current Liabilities	3,036,068	4,216,880

Noncurrent Liabilities
Amounts due shareholders-long term	-	11,985
Total Noncurrent Liabilities	-	11,985

TOTAL LIABILITIES	3,036,068	4,228,865

SHAREHOLDERS’ EQUITY (DEFICIT)
Preferred stock, $0.00001 par value; 150,000,000 shares authorized; 77,220,000 shares issued and outstanding	772	772
Common stock, $0.00001 par value; 350,000,000 shares authorized; 183,294,028 and 160,744,916 shares issued and outstanding, respectively	1,832	1,607
Additional paid in capital	16,392,812	12,222,789
Accumulated deficit	(16,410,321)	(14,336,212)
Total Shareholders’ Equity (Deficit)	(14,905)	(2,111,044)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY(DEFICIT)	$3,021,163	$2,117,821

Surna Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Revenue	$1,741,893	$1,891,472	$3,334,985	$4,390,077

Cost of revenue	1,328,895	1,578,753	2,493,651	2,988,697

Gross margin	412,998	312,719	841,334	1,401,380

Operating expenses:
Advertising and marketing expenses	209,737	59,190	315,942	109,995
Product development costs	96,294	93,947	190,083	200,226
Selling, general and administrative expenses	1,303,611	458,779	2,121,571	1,025,376
Total operating expenses	1,609,642	611,916	2,627,596	1,335,597

Operating income (loss)	(1,196,644)	(299,197)	(1,786,262)	65,783

Other income (expense):
Interest and other income, net	342	2,319	3,293	8,484
Interest expense	(14,620)	(61,709)	(41,734)	(334,681)
Amortization of debt discount on convertible promissory notes	(26,072)	(480,533)	(53,120)	(903,202)
Loss on extinguishment of debt	-	-	(415,000)	-
(Loss) gain on change in derivative liabilities	163,714	135,420	218,714	(286,297)
Total other income (expense)	123,364	(404,503)	(287,847)	(1,515,696)

Loss before provision for income taxes	(1,073,280)	(703,700)	(2,074,109)	(1,449,913)

Provision for income taxes	-	-	-	-

Net loss	(1,073,280)	(703,700)	(2,074,109)	(1,449,913)

Other comprehensive income (expense)	-	-	-	-
Comprehensive loss	$(1,073,280)	$(703,700)	$(2,074,109)	$(1,449,913)

Loss per common share – basic and dilutive	$(0.01)	$(0.00)	$(0.01)	$(0.01)

Weighted average number of shares outstanding, both basic and dilutive	183,294,028	143,516,260	175,955,929	136,889,845

Surna Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended
	June 30,
	2017	2016
Cash Flows from Operating Activities:
Net loss	$(2,074,109)	$(1,449,913)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and intangible asset amortization expense	23,042	29,360
Amortization of debt discounts on convertible notes	32,957	1,003,591
Amortization of original issue discount on notes payable	20,163	40,806
(Gain) loss on change in derivative liability	(218,715)	286,297
Compensation paid in equity	391,969	4,028
Provision for doubtful accounts	-	44,127
Gain on sale of assets other	-	1,850
Loss on extinguishment of debt	415,000	-
Changes in operating assets and liabilities:
Accounts and note receivable	(101,530)	(627,804)
Inventory	164,312	428,733
Prepaid expenses	(87,595)	44,405
Accounts payable and accrued liabilities	188,320	(590,724)
Deferred revenue	(724,463)	683,505
Accrued interest	(9,602)	189,713
Deferred compensation	-	(25,600)
Other liabilities	-	(2,213)
Cash (used in) provided by operating activities	(1,980,251)	60,161

Cash Flows From Investing Activities:
Cash disbursed for patent fees	(19,431)	(3,813)
Purchase of property and equipment	(5,832)	(15,126)
Proceeds from the sale of property and equipment	-	31,000
Cash disbursed for note receivable		(20,000)
Cash received from repayment of note receivable	157,218	50,000
Cash provided by investing activities	131,955	42,061

Cash Flows From Financing Activities:
Proceeds from exercise of stock options	-	358
Cash proceeds from sale of common stock and warrants	2,685,000	-
Payments on convertible notes payable	(270,000)	-
Proceeds from issuance of notes payable	500,000	-
Payments on loans		(34,115)
Payments on loans from shareholders	(33,178)	(96,168)
Cash provided by (used in) financing activities	2,881,822	(129,925)

Net change in cash and cash equivalents	1,033,526	(27,703)
Cash and cash equivalents, beginning of period	319,546	330,557
Cash and cash equivalents, end of period	$1,353,072	$302,854

Supplemental cash flow information:
Interest paid	$-	$-
Income tax paid	$-	$-

Non-cash investing and financing activities:
Conversions of promissory notes and accrued interest to common stock	$639,155	$889,905
Derivative liability on convertible promissory notes and warrants	$-	$673,050